Exhibit 99.1

Li-Cycle Announces Change in Financial Reporting Periods to Align with Calendar Year Beginning in 2023

•	Results for the year ended October 31, 2022 to be reported on January 30, 2023

•	Next financial year will cover the calendar period January 1, 2023 to December 31, 2023

TORONTO, Ontario (December 21, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced that its Board of Directors has approved a change in the Company’s financial year end from October 31 to December 31.

This change is being made to better align Li-Cycle’s financial reporting calendar with peer group companies. As a result, the Company plans the following:

•	On January 30, 2023, Li-Cycle will report its financial results for the fiscal year ended October 31, 2022;

•	In late March 2023, Li-Cycle will file a transition report on Form 20-F that will provide financial statements for the two-month period from November 1, 2022 through December 31, 2022;

•	Li-Cycle’s next financial year will cover the period from January 1, 2023 to December 31, 2023.

The Company intends to provide re-casted historical financial information in its 2023 financial reports, beginning with the first quarter ending March 31, 2023, to assist investors with comparability of previously reported quarterly and annual results for the fiscal years ended October 31, 2022 and October 31, 2021. The Company will report on its first quarter 2023 financial results in May 2023.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts

Investor Relations

Nahla A. Azmy

Sheldon D’souza

investors@li-cycle.com

Media

Louie Diaz

media@li-cycle.com

Forward Looking Information Disclaimer

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about the financial information that Li-Cycle will or intends to provide and time at which such information will or is intended to be provided. These statements are based on various assumptions, whether or not identified in this communication, made by Li-Cycle management. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and which may cause actual results to differ materially from the forward-looking information. These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled “Risk Factors” and “Key Factors Affecting Li-Cycle’s Performance” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on January 31, 2022.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.

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